
Annual Report

Cover Page

Name of issuer:

Lit Motors Corporation

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 2/12/2010

Physical address of issuer:

188 Southpark St. Unit 12
San Francisco CA 94107

Website of issuer:

https://www.litmotors.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

4

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,415,623.00	$1,278,780.00
Cash & Cash Equivalents:	$288,888.00	$48.00
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$16,190.00	$11,103.00
Non-Current Liabilities:	$11,997,144.00	$11,984,187.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$800.00	$0.00
Net Income:	($1,712,009.00)	($939,282.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Lit Motors Corporation

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Daniel Kim	CEO/CTO	Lit Motors	2010

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Daniel Kim	CEO	2010

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Daniel Kim	7500000.0 Common	85.5

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

> For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.**

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> Lit Motors is an **electric vehicle company**, and it's exposed to all macro-economical risks that other EV and general vehicle companies are exposed to.
>
> Lit Motors is a B2C Startup Electric Vehicle company with a disruptive product that has yet to provide hard data (finalized product) for its product market fit and adoption rate in identified SAM SOM EVG.
>
> Lit Motors stability technology has not been validated on a production level prototype and the drive by wire steering / augmented steering has not been developed for our specific application.
>
> Lit Motors has not yet produced a production level product. The manufacturing risks for quality and reliability have not been substantiated or met vehicular safety standards yet.

Lit Motors is an automotive company with a product that has 1/10th the parts count of a car. The product's unique supply chain strategy has not been established and is a future liability yet to be secured.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	15,000,000	8,763,178	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	Total Pool: Issued:

24. Describe the material terms of any indebtedness of the issuer:

Convertible Note

Issue date	10/30/10
Amount	$227,800.00
Outstanding principal plus interest	$227,800.00 as of 02/03/26
Interest rate	1.0% per annum
Discount	20.0%
Valuation cap	$5,600,000.00
Maturity date	01/25/30

Convertible Note

Issue date	11/24/11
Amount	$50,000.00
Interest rate	1.0% per annum
Discount	20.0%

Valuation cap $8,000,000.00

Maturity date 12/31/28

Convertible Note

Issue date 05/31/12

Amount $49,050.00

Interest rate 1.0% per annum

Discount 20.0%

Valuation cap $17,000,000.00

Maturity date 01/26/30

Convertible Note

Issue date 06/30/12

Amount $54,500.00

Interest rate 1.0% per annum

Discount 20.0%

Valuation cap $17,000,000.00

Maturity date 01/26/30

Convertible Note

Issue date 06/30/12

Amount $54,500.00

Interest rate 1.0% per annum

Discount 20.0%

Valuation cap $17,000,000.00

Maturity date 01/26/30

Convertible Note

Issue date 11/15/12

Amount $38,150.00

Interest rate 1.0% per annum

Discount 20.0%

Valuation cap $17,000,000.00

Maturity date 01/26/30

Convertible Note

Issue date 12/09/12

Amount $250,000.00

Interest rate 1.0% per annum

Discount 20.0%

Valuation cap $45,000,000.00

Maturity date 12/31/28

Convertible Note

Issue date 12/20/12

Amount $43,600.00

Interest rate 1.0% per annum

Discount 20.0%

Valuation cap $17,000,000.00

Maturity date 01/26/30

Convertible Note

Issue date 12/30/12

Amount $21,800.00

Interest rate 1.0% per annum

Discount	20.0%
Valuation cap	$17,000,000.00
Maturity date	01/26/28

Convertible Note

Issue date	02/19/13
Amount	$10,000.00
Interest rate	1.0% per annum
Discount	20.0%
Valuation cap	$60,000,000.00
Maturity date	06/11/14

Founder has talked to investor and this note will be honored with 1% annual interest

Convertible Note

Issue date	07/08/13
Amount	$50,000.00
Interest rate	1.0% per annum
Discount	20.0%
Valuation cap	$45,000,000.00
Maturity date	06/01/16

Founder has talked to investor and this note will be honored with 1% annual interest

Convertible Note

Issue date	07/30/13
Amount	$54,000.00
Interest rate	1.0% per annum
Discount	20.0%
Valuation cap	$12,000,000.00
Maturity date	01/26/30

Convertible Note

Issue date	10/08/13
Amount	$90,720.00
Interest rate	1.0% per annum
Discount	20.0%
Valuation cap	$24,000,000.00
Maturity date	01/29/30

Convertible Note

Issue date	10/29/13
Amount	$318,456.00
Interest rate	1.0% per annum
Discount	20.0%
Valuation cap	$20,000,000.00
Maturity date	10/26/24

This will be extended

Convertible Note

Issue date	12/01/13
Amount	$54,000.00
Interest rate	1.0% per annum
Discount	20.0%
Valuation cap	$12,000,000.00

Maturity date   01/26/30

Convertible Note

Issue date	12/30/13
Amount	$50,000.00
Interest rate	1.0% per annum
Discount	20.0%
Uncapped Note	Yes
Maturity date	12/31/30

Convertible Note

Issue date	03/16/14
Amount	$120,000.00
Interest rate	1.0% per annum
Discount	20.0%
Valuation cap	$12,000,000.00
Maturity date	04/30/15

Founder has talked to investor and this note will be honored with 1% annual interest

Convertible Note

Issue date	04/02/14
Amount	$125,000.00
Interest rate	1.0% per annum
Discount	20.0%
Valuation cap	$25,000,000.00
Maturity date	12/31/30

Convertible Note

Issue date	04/02/14
Amount	$125,000.00
Interest rate	1.0% per annum
Discount	20.0%
Valuation cap	$25,000,000.00
Maturity date	12/31/30

Convertible Note

Issue date	07/28/14
Amount	$300,000.00
Interest rate	1.0% per annum
Discount	20.0%
Valuation cap	$45,000,000.00
Maturity date	07/26/16

Founder has talked to investor and this note will be honored with 1% annual interest

Convertible Note

Issue date	07/28/14
Amount	$499,000.00
Interest rate	1.0% per annum
Discount	20.0%
Valuation cap	$40,000,000.00
Maturity date	12/31/15

Founder has talked to investor and this note will be honored with 1% annual interest

Convertible Note

Issue date   01/28/20

Amount $40,000.00

Interest rate   1.0% per annum

Discount   20.0%

Valuation cap $29,500,000.00

Maturity date   01/29/28

Convertible Note

Issue date   01/29/20

Amount $10,000.00

Interest rate   1.0% per annum

Discount   20.0%

Valuation cap $29,250,000.00

Maturity date   01/23/28

Convertible Note

Issue date   11/14/20

Amount $98,000.00

Interest rate   1.0% per annum

Discount   20.0%

Valuation cap $8,800,000.00

Maturity date   01/02/28

Convertible Note

Issue date   01/24/22

Amount $211,081.00

Outstanding principal plus interest $211,081.26 as of 02/03/26

Interest rate   1.0% per annum

Discount   20.0%

Valuation cap $6,000,000.00

Maturity date   01/26/30

Convertible Note

Issue date   01/24/22

Amount $44,400.00

Interest rate   1.0% per annum

Discount   20.0%

Valuation cap $4,000,000.00

Maturity date   01/24/30

Convertible Note

Issue date   01/25/22

Amount $2,910,367.00

Outstanding principal plus interest $2,910,367.73 as of 02/03/26

Interest rate   1.0% per annum

Discount   20.0%

Valuation cap $100,000,000.00

Maturity date   01/26/30

Convertible Note

Issue date   01/28/22

Amount $101,000.00

Interest rate   1.0% per annum

Interest rate	~~per annum~~
Discount	20.0%
Valuation cap	$29,500,000.00
Maturity date	01/29/30

Convertible Note

Issue date	01/28/22
Amount	$27,000.00
Interest rate	1.0% per annum
Discount	20.0%
Valuation cap	$45,000,000.00
Maturity date	01/26/30

Convertible Note

Issue date	01/28/22
Amount	$200,000.00
Outstanding principal plus interest	$200,000.00 as of 02/03/26
Interest rate	1.0% per annum
Discount	20.0%
Valuation cap	$80,000,000.00
Maturity date	01/29/30

Convertible Note

Issue date	12/30/23
Amount	$1,163,051.00
Interest rate	1.0% per annum
Discount	80.0%
Valuation cap	$100,000,000.00
Maturity date	12/31/31

Cooley Formatted Convertible Promissory Note. Partial funds related to the amount of the 2023 CPN for $1,163,051 were deposited in smaller amounts over the course of 12 months, for a total of $87,169 that year. Those were directly deposited to Lit Motors Corporation. The remainder of funds went directly to Rent, Facility Maintenance, & Patent Annuities/Examination.

Convertible Note

Issue date	12/30/24
Amount	$384,130.00
Outstanding principal plus interest	$384,130.00 as of 01/23/26
Interest rate	1.0% per annum
Discount	80.0%
Valuation cap	$100,000,000.00
Maturity date	12/31/31

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
1/2022	Section 4(a)(2)	Convertible Note	$211,081	General operations
1/2022	Section 4(a)(2)	Convertible Note	$44,400	General operations
1/2022	Section 4(a)(2)	Convertible Note	$2,910,367	General operations

1/2022	Section 4(a)(2)	Convertible Note	$101,000	General operations	
1/2022	Section 4(a)(2)	Convertible Note	$27,000	General operations	
1/2022	Section 4(a)(2)	Convertible Note	$200,000	General operations	
11/2022	Section 4(a)(2)	SAFE	$100,000	General operations	
11/2022	Section 4(a)(2)	SAFE	$50,000	General operations	
2/2023	Section 4(a)(2)	SAFE	$18,500	General operations	
5/2023	Section 4(a)(2)	SAFE	$10,000	General operations	
12/2023	Section 4(a)(2)	Convertible Note	$1,163,051	General operations	
1/2024	Section 4(a)(2)	SAFE	$30,000	General operations	
2/2024	Section 4(a)(2)	SAFE	$50,000	General operations	
4/2024	Section 4(a)(2)	SAFE	$57,000	General operations	
5/2024	Section 4(a)(2)	SAFE	$112,682	General operations	
10/2024	Section 4(a)(2)	SAFE	$5,000	General operations	
12/2024	Section 4(a)(2)	SAFE	$100,000	General operations	
12/2024	Section 4(a)(2)	Convertible Note	$384,130	General operations	
2/2025	Section 4(a)(2)	SAFE	$111,250	General operations	
4/2025	Regulation Crowdfunding	SAFE	$1,432,143	General operations	
5/2025	Section 4(a)(2)	SAFE	$25,000	General operations	

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	James R.
Amount Invested	$227,800.00
Transaction type	Convertible note
Issue date	10/30/10
Outstanding principal plus interest	$227,800.00 as of
Interest rate	1.0% per annum
Discount	20.0%

Maturity date	01/25/30
Valuation cap	$5,600,000.00
Relationship	Friends & Family Round

Name	Daniel Kim
Amount Invested	$211,081.00
Transaction type	Convertible note
Issue date	01/24/22
Outstanding principal plus interest	$211,081.26 as of
Interest rate	1.0% per annum
Discount	20.0%
Maturity date	01/26/30
Valuation cap	$6,000,000.00
Relationship	Family Office

Name	Daniel Kim
Amount Invested	$2,910,367.00
Transaction type	Convertible note
Issue date	01/25/22
Outstanding principal plus interest	$2,910,367.73 as of
Interest rate	1.0% per annum
Discount	20.0%
Maturity date	01/26/30
Valuation cap	$100,000,000.00
Relationship	Family Office

Name	James R.
Amount Invested	$200,000.00
Transaction type	Convertible note
Issue date	01/28/22
Outstanding principal plus interest	$200,000.00 as of
Interest rate	1.0% per annum
Discount	20.0%
Maturity date	01/29/30
Valuation cap	$80,000,000.00
Relationship	Friends & Family Round

Name	Daniel K. Kim
Amount Invested	$18,500.00
Transaction type	Safe
Issue date	02/27/23
Valuation cap	$80,000,000.00
Relationship	Founder / CEO

Name	Daniel S. Kim
Amount Invested	$1,163,051.00
Transaction type	Convertible note
Issue date	12/30/23
Interest rate	1.0% per annum
Discount	80.0%
Maturity date	12/31/31
Valuation cap	$100,000,000.00
Relationship	Family office

Name	Daniel S. Kim
Amount Invested	$384,130.00
Transaction type	Convertible note
Issue date	12/30/24
Outstanding principal plus interest	$384,130.00 as of
Interest rate	1.0% per annum
Discount	80.0%
Maturity date	12/31/31
Valuation cap	$100,000,000.00
Relationship	Family Office

The Company entered into a related party lease agreement with the CEO's father on October 1, 2021. The lease expires on September 30, 2026, but allows for one renewal option for an additional 5 year term. The expected monthly lease payments are $20,000 and the lease bears an annual interest rate of 18%. In lieu of making monthly payments, the expected monthly lease and interest payments are aggregated and captured in a convertible loan with the related party. Accrued lease liability included in the convertible loans balance as of December 31, 2022 and 2023 are $270,00 and $486,000, respectively. The accrued lease liability includes accrued interest of $72,537 for 2022 and $56,695 for 2023.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.**Overview**

Nexus – The EV for Everyone. Lit Motors is in the development stage of

launching a fully enclosed, two-wheeled electric vehicle that integrates Control Moment Gyroscope (CMG) technology for enhanced stability and performance. The Company's business strategy includes a dual-market approach, combining business-to-consumer (B2C) and business-to-business (B2B) channels. The B2B strategy includes opportunities in satellite, robotics, and aerospace sectors that utilize CMG-based motion control, while the B2C strategy targets the urban mobility and micromobility markets

Milestones

Lit Motors Corporation was incorporated in the State of Delaware in February 2010.

Since then, we have:

- REIMAGINED PERSONAL MOBILITY: Combining safety, style, & savings

- WE'RE BUILDING: A fully enclosed 2W EV that delivers car-level safety with motorcycle-level freedom

- TECH: Deep Tech Robotics with high Relevance in Physical AI: proprietary gyroscopic stability system

- PATENT FORTRESS: 70+ (Int'l) - 15 (US) of 22 Utility (12 Controls) / 55 Issued (Int'l) & 135+ Apps.

- MARKET OPPORTUNITY: $1.4T TAM ($5T by 2030) $480B SAM, & $78B SOM - 21M EVs sold globally in 2025

- TRACTION: 1,500+ pre-orders, ~$49.6M projected revenue, +61% preorder growth since Jun 2024

- TEAM: World-class engineering leadership from Audi & Honeywell

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2024, the Company had revenues of $0 compared to the year ended December 31, 2023, when the Company had revenues of $0.

- *Assets.* As of December 31, 2024, the Company had total assets of $1,415,623, including $288,888 in cash. As of December 31, 2023, the Company had $1,278,780 in total assets, including $48 in cash.

- *Net Loss.* The Company has had net losses of $1,712,009 and net losses of $939,282 for the fiscal years ended December 31, 2024 and December 31, 2023, respectively.

- *Liabilities.* The Company's liabilities totaled $12,013,334 for the fiscal year ended December 31, 2024 and $11,995,290 for the fiscal year ended December 31, 2023.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $7,774,605 in convertibles and $2,465,248 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 3 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the

available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Lit Motors Corporation cash in hand is $3,200, as of February 2026. Over the last three months, revenues have averaged $500/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $48,733.65/month, for an average burn rate of $48,233.65 per month. Our intent is to be profitable in 60 months.

We have not had very much material change since the end date of our reported finances. What we have accomplished is as follows: We completed a successful 1st Wefunder crowdfunding campaign. We validated our core technology on a small scale and demonstrated this at ARPAE in Washington DC. We completed a financial audit with a certified auditor as required by the SEC. We added two part time engineers to the controls team. We maintained 26 patent annuities. We added a new financial advisor. We increased our pre orders by approximately 617.

To date, the only revenue has been from merchandise sales. We expect to begin generating additional revenue in 18-20 months. We estimate our merchandise sales rate to remain the same over the next 3-6 months or slightly increase as we continue to promote our crowdfunding campaign. We need $11-18M to move forward with the beta development and low volume production as outlined in our contract with Ideenion. We expect expenses to be $200k-$5M in the next six months, depending on how much we raise in this offering.

Lit Motors is not yet profitable. We will need $320M to get to serial production (Maximum output of 50,000 vehicles per year). With current data, we're expecting to reach this point in 4 to 5.5 years to be net income positive at 10,000 vehicles produced and sold per year. Our goal with our Ideenion partnership contract is to develop and produce a production ready vehicle that can pass EU NCAP homologation requirements. Our five year process is as follows: Yr 1 - BOM, factory plan, Tooling & Supply chain strategy, NCAP readiness, Beta prototype dev (-$11M infusion) Yr 2 - Customer feedback / testing Yr 3 - Supply chain / tooling (-$40M) Yr 4 - Production 1000 units (-$250M / +32M rev) Yr 5 - Production 10,000 units (+$320M revenue / net income +)

Lit Motors' only other sources of capital at this time is through our syndicate of private investors we've relied on for 15+ years. We are not yet profitable, and will continue to rely on private investments and merch revenue to cover short-term burn throughout the campaign. We plan to access some of the funds raised so far to cover operating and prototype development costs. There will be additional capital through new private investments, merchandise, and/or development and production of our electric scooter.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Daniel Kim, certify that:

(1) the financial statements of Lit Motors Corporation included in this

Form are true and complete in all material respects ; and

(2) the financial information of Lit Motors Corporation included in this Form reflects accurately the information reported on the tax return for Lit Motors Corporation filed for the most recently completed fiscal year.



Daniel Kim
CEO/CTO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:

(a) a description of the material content of such information;

(b) a description of the format in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.litmotors.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

    Financials 1
    Financials 2

Appendix D: Director & Officer Work History

    Daniel Kim

Appendix E: Supporting Documents

    ttw_communications_144982_192315.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird

Early Bird Lit Motors Early Bird SAFE

SPV Subscription Agreement

Lit Motors SAFE

Appendix C: Financial Statements

Financials 1

Financials 2

Appendix D: Director & Officer Work History

Daniel Kim

Appendix E: Supporting Documents

ttw_communications_144982_192315.pdf

Wefunder Portal will review the information you provide before we agree to submit a Annual Report to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Annual Report may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Annual Report to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Annual Report we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Annual Report that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Annual Report on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Annual Report.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Annual Report is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

- ☑ **I verify the Annual Report is 100% accurate**
- ☑ **I agree to the Lead Investor Agreement**
- ☑ **I agree to the Rule 3a-9 Undertakings Agreement**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Lit Motors Corporation

By

Danny Kim
CEO, CTO, and Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.



Danny Kim
CEO, CTO, and Founder
2/10/2026

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.